

January 24, 2012

Via E-mail
Stephen L. Gurba
Chairman of the Board, Chief Executive Officer and President
Bulova Technologies Group, Inc.
19337 U.S. Highway 19 North, Suite 525
Clearwater, FL 33764

> **Re:** **Bulova Technologies Group, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed January 13, 2012**
> **File No. 000-09358**

Dear Mr. Gurba:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Controls and Procedures, page 33

1. Please tell us whether management concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) of the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

2. Revise to include the report of management on internal control over financial reporting that contains the disclosures required by Item 308(a) of Regulation S-K.

Signatures, page 38

3.   Your annual report must be signed by the company's principal executive officer, principal financial officer, and its controller or principal accounting officer. Any person who occupies more than one of these specified positions must indicate each capacity in which he signs the annual report. Refer to General Instruction D of Form 10-K. Accordingly, please revise to also include the signature of the controller or principal accounting officer or revise the signature block of Mr. Gurba or Mr. Barker to indicate that he also serves in the capacity of controller or principal accounting officer, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief